Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Encysive Pharmaceuticals Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 33-79656, 33-79658, 33-79670, 33-93282, 33-93368, 333-27423, 333-27425, 333-79477, 333-72468, 333-41864, 333-107941, 333-107939, 333-116178 and 333-125137) on Form S-8 and (Nos. 333-116193 and 333-125154) on Form S-3 of Encysive Pharmaceuticals Inc. of our reports dated March 15, 2007, with respect to the consolidated balance sheets of Encysive Pharmaceuticals Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006, annual report on Form 10-K/A of Encysive Pharmaceuticals Inc.
Our report dated March 15, 2007 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
In addition, our report refers to the Company’s adoption of the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.
KPMG LLP
/s/ KPMG LLP
Houston, Texas
March 16, 2007